SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF
SPARTAN CAPITAL HOLDINGS, LLC)

ANNUAL REPORT

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67801

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2020** AND ENDING **12/31/2020**

                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Spartan Capital Securities, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 19th Floor

(No. and Street)

New York	**NY**	**10006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
7167995700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenfield and Company, PLLC

(Name – *if individual, state last, first, middle name*)

1 Penn Plaza, 250 W 34th Street, Suite 1705	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, John D. Lowry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spartan Capital Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~Subscribed and sworn before me~~
This 15 day of April 2021
by [signature]
Notary Public

[signature]
Signature

Chief Executive Officer
Title

[signature]
Notary Public

ANTHONY M. MONACO
Notary Public, State of New York
No. 01MO6171824
Qualified in Suffolk County
Commission Expires 07/30/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3):*

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)
ANNUAL REPORT

TABLE OF CONTENTS
DECEMBER 31, 2020

ROSENFIELD & Co. PLLC
TRADITIONAL VALUES | EXTRAORDINARY RESULTS

(888) 556-1154
INFO@ROSENFIELDANDCO.COM
WWW.ROSENFIELDANDCO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Spartan Capital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Spartan Capital Securities, LLC (the “Company") as of December 31, 2020, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, certain errors resulting in an understatement of total securities owned were discovered by the Company’s management during the current year. Accordingly, the 2020 opening member’s equity balance has been restated to correct the misstatement.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rosenfield & Company PLLC

We have served as the Company’s auditor since 2019.
New York, New York
April 13, 2021

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SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDARY OF SPARTAN CAPITAL HOLDINGS, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	2,960,066
Securities, at fair value		10,189,863
Receivable from clearing broker		2,324,681
Deposit with clearing broker		250,000
Loans receivable		1,218,018
Loan receivable, related party		132,000
Fixed assets, net		534,372
Prepaid expenses and other assets		193,637
Total assets	$	17,802,637

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	2,495,215
Loan payable		2,037,758
Subordinated loans, clearing broker		990,000
Total liabilities		5,522,973
Member's equity, as restated		12,279,664
Total liabilities and member's equity	$	17,802,637

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

Note 1 - Organization and Business Activity

Spartan Capital Securities LLC (the "Company") is a limited liability company formed under the laws of the state of New York on June 26, 2007. On July 10, 2008, the Company became a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member firm in the Financial Industry Regulatory Authority (FINRA). The Company is registered in all 50 states.

The Company's operations consist primarily of engaging in agency and riskless principal transactions and providing investment banking services. As a full-service brokerage firm, the Company offers a wide array of products to its clients.

The Company has an agreement with a broker-dealer ("clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii) under the Securities Exchange Act of 1934 ("SEA").

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity. (See Note 5).

Note 2 – Prior Period Adjustment

The accompanying financial statements of the Company have been restated to correct an error made in prior years. The error relates to an understatement of $5,595,240 due to not recording the effect of stock compensation received in prior periods. Member's equity as of January 1, 2020 has been adjusted for the effect of the restatement on prior years.

Note 3 - Summary of Significant Accounting Policies

Basis of Presentation - These financial statements are presented on the accrual basis of accounting under general accepted accounting principles in the United States of America ("US GAAP").

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with maturities at purchase of less than three months.

Securities – Securities are carried and reported at their fair values on the balance sheet. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value determined by management. At December 31, 2020 the Company had $10,186,863 of securities at fair value which was comprised of $705,206 of warrants, $5,767,657 of common stock in publicly held companies, and $3,717,000 of common stock in privately held companies.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

Note 3 - Summary of Significant Accounting Policies (continued)

Fair Value Measurements - Fair value is defined as the price that would be received to sell an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. Fair value should be based on assumptions market participants would use when pricing an asset. Generally accepted accounting principles provide a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Assets and liabilities that are required to be recorded at fair value on the balance sheet are categorized based on the inputs to valuation techniques as follows:

Level 1 - These are assets and liabilities where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access.

Level 2 - These are assets and liabilities where values are based on the following inputs:

- Quoted prices for similar assets or liabilities in active markets.

- Quoted prices for identical or similar assets or liabilities in inactive markets.

- Inputs other than quoted prices that are observable for the asset or liability.

- Inputs which are derived principally from or corroborated by observable market data by correlation or other means.

Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The carrying amounts reflected on the balance sheets for cash, receivables, and accounts payable approximate their respective fair values due to the short maturities of those instruments.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2020:

Common stock: Marketable common stock (Level 1) is valued at the closing price reported on the active market on which the individual securities are traded. Common stock that is not readily marketable or that has limited trading volume is presented as Level 3.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

Note 3 - Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

Warrants: The Company values warrants that are traded on an exchange at their last reported sales price. The Company values OTC or nontraded warrants using the Black-Scholes option pricing model, which takes into account the contract terms (including the strike price and the contract maturity) and multiple inputs (including time value, volatility, equity process, interest rates, and currency rates). Warrants that are traded on an exchange in an active market are generally classified in Level 1 of the fair value hierarchy. Warrants that are traded on the OTC market are generally classified in Level 2 or 3 of the fair value hierarchy.

Revenue Recognition – In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." The ASU is a converged standard between the FASB and the International Accounting Standards Board (IASB) that provides a single comprehensive revenue recognition model for all contracts with customers across transactions and industries. The primary objective of the ASU is revenue recognition that represents the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09, as amended in August 2015 by ASU No. 2015-14 is effective for registered broker dealers for annual reporting periods beginning after December 15, 2017.

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, on January 1, 2018. The Company recognizes revenue when (or as) services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client, To determine the amount and timing of revenue recognition, the Company must (i) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

Commissions – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction; the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

Note 3 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Investment banking fees – Consist of advisory and consulting services on strategic matters, including mergers, acquisitions, divestitures, leveraged buyouts, restructurings and similar corporate finance matters. Revenue is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. In addition to cash compensation, some agreements may include non-cash compensation in the form of stock or warrant grants.

Placement fees – Consists of investment banking advisory and consulting services related to and including raising capital for companies through Private Placement offerings. Revenue is generally recognized at various milestones / closings with a corresponding escrow release of the net investment proceeds to the company raising capital and of the associated fees or other compensation to Company. In addition to cash compensation, some agreements may include non-cash compensation in the form of stock or warrant grants.

Other income – Consists of revenue from various non-recurring sources such as capital gains, clearing broker incentive credits clearing broker sharing fees and others. Other income revenues are recognized as earned and any related costs are recognized as incurred.

Interest income - Consists of revenues from margin interest on accounts of customers introduced to the Company's clearing broker. The accounting for these revenues is not impacted by Topic 606 as they fall out of its scope.

Receivables

Clearing broker - Pursuant to an agreement with the Company's clearing organization, the clearing organization remits a commission payment to the Company during the month subsequent to the trade date. The Company did not incur any bad debts from the clearing organization during 2020.

Investment banking fee - Pursuant to a confidential settlement agreement in connection with a 2017 investment banking transaction, the Company is to receive quarterly payments of $200,000 plus accrued interest through April 1, 2019. In 2018, only one $200,000 payment was received in January 2018. Subsequent payments have not been received per the terms of the agreement, however, Management continues to act to protect its interest in this receivable. Although Management still expects to fully collect this receivable, based on current available information, an allowance for doubtful accounts in the full amount of the $1,000,000 receivable has been recorded on the Company's financial statements as of December 31, 2020.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

Note 3 - Summary of Significant Accounting Policies (continued)

Fixed Assets - Fixed assets are recorded at cost. Depreciation on office furniture and computer equipment is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method based on the lesser of the useful life or the term of the lease. At December 31, 2020, fixed assets are comprised of the following:

	Cost	Useful Life
Office Furniture	$ 292,698	7 years
Computer Equipment	462,952	5 years
Leasehold Improvements	75,807	5 years
	831,457	
Less: accumulated depreciation	(297,085)	
	$ 534,372	

Income Taxes - The Company is a single member limited liability company; accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the member. The Company is subject to New York State and New York City Franchise Taxes.

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2017, 2018 and 2019 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

Use of Estimates in Financial Statements - The preparation of financial statements in conformity with US GAAP requires management of the Company to use estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Subsequent Events - Subsequent events were considered through April 13, 2021, which is the date of the financial statements were available to be issued.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

Note 4 - Securities Owned, at fair value

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Securities owned				
Warrants	$ -	$ -	$ 705,206	$ 705,206
Common stock	-	-	9,484,657	9,484,657
	$ -	$ -	$ 10,189,863	$ 10,189,863

The following table sets forth a summary of changes in the fair value of the Company's level 3 assets for the year ended December 31, 2020.

	Not readily marketable, at estimated fair value	
	Warrants	Common Stock
Balance, beginning of year, as restated	$ 939,395	$ 4,655,845
Stock compensation income	3,444,648	431,727
Stock compensation expense	(1,129,104)	(623,281)
Unrealized (gain) loss	(2,549,733)	5,020,366
Balance, end of year	$ 705,206	$ 9,484,657

Note 5 - Related Party Transactions

The Company is obligated to Spartan Capital Holdings, LLC, its parent, under an administrative services agreement, (the "Agreement"). The Agreement provides the Company with the non-exclusive right to use office space and all office fixtures and equipment suitable and customary for the conduct of its activities and certain operating expenses. Administrative services expense for the year ended December 31, 2020 was $1,162,557, which was comprised of $882,859 of allocated rent to five office locations and $279,698 in other occupancy charges. The most recent amendment to this Agreement is dated December 31, 2016. This Agreement is currently under review and will be updated during the first quarter of 2021.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

Note 6 – Loans receivable

During 2020, the Company executed several promissory notes with new independent registered representatives. Each promissory note shall be due and payable to the Company within two to five years of execution. Payment of these notes shall be accelerated and shall become immediately due in the event that the registered representative is no longer continuously registered with the Company as a FINRA licensed general securities representative. All notes bear interest at 10% per annum on the outstanding principal balance. In the event that the registered representative remains with the Company until expiration of the promissory note, then all principal and interest on the note shall be deemed as satisfaction of the note.

There are contingences associated with the loans receivables that are booked on the statement of financial condition. The loans are not directly booked as expenses, as they are amortized over the term of the loan, if the independent registered representative leaves the company before the amortization period has ended, the Company may not recover the unamortized receivable balance.

Included in loans receivable are amounts due from the Company's registered representative for advances on commissions. Occasionally a registered representative does not earn enough commissions to cover the advance, the amount then becomes payable to the Company. There are no terms associated with these advances.

As of December 31, 2020, the loans receivable balance of $1,218,018 consisted of promissory notes of $795,125 and loan advances of $422,893.

Note 7 – Loan receivable, related party

The Company has a loan receivable from Spartan Capital Holdings, LLC, its parent. There are no terms associated with this loan. As of December 31, 2020, the loan balance amounted to $132,000.

Note 8 – Subordinated loans

During November 2019, the Company entered into a subordinated loan agreement in the amount of $250,000 with Axos Securities, LLC ("AXOS") one of the Company's clearing brokers. The Company promises to pay the principal amount of $250,000 plus interest at 10% on the unpaid principal amount. On the one-year anniversary of the agreement, AXOS will forgive $50,000 of the principal plus interest provided the terms in agreement are met. Thereafter AXOS will forgive the debt as follows: November 2021, $50,000, November 2022, $50,000, November 2023, $50,000 and November 2024, $50,000.

During December 2019, the Company entered into an additional subordinated loan agreement with AXOS. The Company promises to pay the principal amount of $850,000 plus interest on the unpaid balance amount of 10% per annum on the maturity date of December 31, 2024. One the one-year anniversary of the agreement AXOS will forgive $170,000 of the principal plus interest provided the terms in agreement are met. Thereafter AXOS will forgive the debt as follows: December 2021 $170,000, December 2022 $170,000, December 2023 $170,000 and December 2024 $170,000.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

Note 8 – Subordinated loans (continued)

As of December 31, 2020, the subordinated loans balance amount to $990,000, including interest. During 2020, $220,000 of this debt was forgiven.

Note 9 – Loan Payable

On April 18, 2020, the Company received loan proceeds in the amount of $2,024,263 under the Paycheck Protection Program (the "PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), provides for loans to qualifying entities for amounts up to 2.5 times the 2019 average monthly payroll expenses of the qualifying entity. The PPP loan bears an interest rate of 1% per annum. All or a portion of the PPP loan principal and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, as described in the CARES Act, over a period of either eight or twenty-four weeks (the "Covered Period"). The amount of loan forgiveness could be reduced if the borrower terminates employees or reduces salaries above a certain threshold during the Covered Period and does not qualify for certain safe harbors. Although, the Company believes this loan will be substantially or fully forgiven, there can be no guarantee that the United States Small Business Administration ("SBA") will approve the loan forgiveness. The unforgiven portion of the PPP Loan, if any, is payable within two from the date of the PPP loan with a deferral of payments of principal or interest until the amount of loan forgiveness is determined by the SBA. If the Company does not apply for forgiveness, payments begin approximately 16 months after the loan date. As of December 31, 2020 the PPP loan is recognized as a debt on the statement of financial condition.

The Company will recognize the income from the forgiveness of the PPP loan when it receives the notification of forgiveness from SBA in accordance with Accounting Standards Codification ("ASC)" 470 Debt.

The SBA has stated it will review the needs certification on all loans over $2,000,000. After the review, the SBA may determine that the Company did not meet the need criteria to apply for the PPP loan. In such a circumstance, the Company may be forced to return part or all of the PPP loan proceeds plus pay the accrued and unpaid interest. The Company believes it was eligible to receive the PPP loan proceeds.

As of December 31, 2020, the loan payable balance amounted to $2,037,758.

Note 10 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness, to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2020, the Company had net capital of $3,026,037, which was $2,858,706 in excess of its required net capital of $167,331. The Company's ratio of aggregate indebtedness to net capital was .829 to 1 as of December 31, 2020.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

Note 10 - Net Capital Requirement (continued)

Due to the impact in connection with recording of the securities owned by the Company during 2020 there is a potential for an amended FOCUS report to be filed.

Note 11 - Contingencies and Accrued Liabilities

The Company, pursuant to its clearance agreement, introduces all of its securities transactions to its broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on customers' accounts.

As of December 31, 2020, the Company had unsecured debits on accounts of its customers totaling $43,783. The clearing broker's policy is to charge the Company if any uncollected debts are outstanding longer that 30 days.

ASC 450 Contingencies governs the disclosure and recognition of loss contingencies, including potential losses from litigation and regulatory matters. ASC 450 defines a "loss contingency" as "an existing condition, situation, or set of circumstances involving uncertainty as to possible loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur." It imposes different requirements for the recognition and disclosure of loss contingencies based on the likelihood of occurrence of the contingent future event or events. It distinguishes among degrees of likelihood using the following three terms: "probable," meaning that "the future event or events are likely to occur"; "remote," meaning that "the chance of the future event or events occurring is slight"; and "reasonably possible," meaning that "the chance of the future event or events occurring is more than remote but less than likely." These three terms are used below as defined in ASC 450. In establishing appropriate disclosure and recognition for loss contingencies, management assesses each matter, and requires management to make certain estimates and judgments that may affect the Company's financial position.

In the normal course of business, the Company is party to a number of lawsuits and legal matters. At December 31, 2020 there are several pending claims against the Company seeking various damages, including punitive damages, reimbursement of legal fees and other asserted claims. An estimate of loss or range of loss cannot be made for lawsuits whereby management and legal counsel believe the outcome is uncertain. The Company's policy is to reserve for costs related to contingencies when a loss is probable, and the amount is reasonably estimable.

SPARTAN CAPITAL SECURITIES, LLC
(A WHOLLY OWNED SUBSIDIARY OF SPARTAN CAPITAL HOLDINGS, LLC)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

Note 11 - Contingencies and Accrued Liabilities (continued)

As December 31, 2020, in the opinion of management, after consultation with outside legal counsel, there were no commitments, contingencies or guarantees for which a loss is probable and estimable within the scope of ASC 450 other than those accrued for in the Company's December 31, 2020 financial statements. However, litigation is subject to inherent uncertainties, and a material adverse result in these or other matters may arise from time to time. Included in regulatory expense in the statement of operations for the year ended December 31, 2020 are approximately $487,000 of settlements in connection with legal contingencies which existed as of December 31, 2020.

The Company and its principals are also subject to a FINRA Wells Notice. An estimate of costs or range of costs cannot be made for this matter. The Company will make, if necessary, appropriate arrangements to ensure that the matter will not have a material impact on the Company's ongoing business operations.

Note 12 - Financial Instruments with Off-Balance Sheet Risk

The Company's introduced customers' securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. Margin accounts totaled $8,940,224 at December 31, 2020.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally two business days. If customers fail to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. Settlement of open transactions at December 31, 2020 did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer's activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company and its clearing broker monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions, when necessary.

Note 13 - Employee Benefit Plan

The Company has adopted a defined contribution 401(k) profit sharing plan for substantially all of its employees that have attained the age of 21 and have completed 12 months of service. The Company, at its discretion, may make contributions to the plan based upon a percentage of employee contributions. For the year ended December 31, 2020 the Company contributed $251,326 to the plan.

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2020

Note 14 - Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, investment banking receivable and receivable from clearing broker. The Company maintains its cash in bank accounts with balances which may, at times, exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions.

Concentration of credit risk with respect to receivable from clearing broker is limited due to the quality of the clearing broker. 99% of the Company's commission are earned from the Company's clearing broker.

Approximately 83% of the Company's investment banking fees were generated by contracts from four customers.

Note 15 - Risk and Uncertainties

The Company's operations have been affected by the recent and ongoing outbreak of the coronavirus disease 2019 ("COVID-19"), which was declared a pandemic by the World Health Organization in March 2020. Many countries around the world, including the United States, have significant governmental measures being implemented to control the spread of COVID-19, including temporary closures of businesses, severe restrictions on travel and the movement of people and other material limitations on the conduct of business. The Company is open and operating and has been throughout the pandemic.

The full duration and extent of the COVID-19 pandemic, related business and travel restrictions and changes to behavior intended to reduce its spread are uncertain as of the date these financial statements were available for issuance, as the pandemic continues to evolve globally. Therefore, the full extent of any adverse impact on the results of operations, financial position and cash flows in 2021 cannot be reasonably estimated at this time.